Exhibit 1.01

Conflict Minerals Report of Communications Systems, Inc.

in Accordance with Rule 13p-1 under the Securities exchange Act of 1934

This is the Conflict Minerals Report of Communications Systems, Inc. (“CSI”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein

CSI provides physical connectivity infrastructure products and services for global deployments of broadband networks through the following business units:

•	Suttle manufactures and sells copper and fiber connectivity products, enclosure systems, xDSL filters and splitters, and active technologies for voice, data and video communications under the Suttle brand in the United States and internationally;
•	Transition Networks designs, assembles and sells NIDs, media converter devices, Ethernet switches and other connectivity products that make it possible to transmit telecommunications signals between systems using different types of media; and
•	JDL Technologies provides technology solutions including virtualization, managed services, wired and wireless network design and implementation services, and converged infrastructure configuration and deployment.

CSI has concluded that products it manufactures or contracts to manufacture in these business units contain “Conflict Minerals” that are necessary to the functionality or production of such products. As a result of such conclusion, CSI conducted a reasonable country of origin inquiry designed to determine if the conflict minerals in its products originated in the Democratic Republic of Congo or an Adjoining Country or are from recycled or scrap sources.

In accordance with the rules, CSI undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in components in its manufacturing or for the contract manufacturing of its products. In conducting due diligence, CSI applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011)(“OECD Framework”), an internationally recognized due diligence framework.

CSI has determined in good faith that for calendar year 2013, as a result of its due diligence efforts, it is unable to determine whether its products contain conflict minerals originating in the Democratic Republic of Congo or an Adjoining Country or if those necessary conflict minerals were from recycle or scrap sources, and therefore, CSI concludes that its products are “DRC conflict undeterminable” (terms as defined in the 1934 Act).

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

CSI’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company whose products include electronics components or connectors of other manufacturers, CSI does not engage in the actual mining of conflict minerals. CSI does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

CSI’s due diligence measures included:

•	Determining which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by CSI worldwide.
•	Adopting a Conflict Mineral Policy and revised the CSI Procurement Terms and Conditions to flow down Conflict Minerals requirement to suppliers.
•	Conducting a “Reasonable Country of Origin Inquiries” (RCOI) for “in scope” suppliers to ensure traceability throughout our supply chain to establish the origin of Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template.
•	Discontinuing business with any supplier determined as “uncommitted” to compliance.
•	Comparing the smelters and refiners identified in the RCOI against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above, it is too early yet for CSI due to lack of information from its suppliers to determine whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

In the next compliance period, CSI intends to continue gathering the information from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups.